EXHIBIT 21

Name	Jursidiction of Incorporation	Percentage Owned by Company
Nanchang Best Animal Husbandry Co. , Ltd	People Republic of China	100%
Shanghai Best Animal Husbandry Co., Ltd.	People’s Republic of China	100%
Guangxi Huijie Sci. & Tech. Feed Co. , Ltd	People’s Republic of China	100%